Exhibit 99.1

FirstPrinciples: Our Code of Business Conduct and Ethics

FirstPrinciples: Our Code of Business Conduct and Ethics

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FirstPrinciples: Our Code of Business Conduct and Ethics

Introduction

This introduction gives context for the principles that follow. We discuss Our Values and Our Way – the values that define our business culture and the approach we take to our daily work. We also give important, high-level guidance that applies to all seven of the FirstPrinciples.

Our Values define who we are and what matters to us, individually and collectively.

Our Values

•	Take Pride: In what we do and where we work.
•	Keep Your Word: Never waver from our commitments to our customers and each other.
•	Embrace Diversity: Gain strength through our people and our perspectives.
•	Do the Right Thing: Demonstrate respect for all and earn trust through integrity of our actions.
•	Have Courage to Win: Focus on what makes us successful.

FirstPrinciples is our Code of Conduct (“Code”), the seven principles that reflect BMO’s commitment to high standards of business conduct and ethics. These principles give us a framework for ethical behaviour and decision-making. FirstPrinciples is integral to the work we do; it ensures integrity and strengthens trust by guiding us to ask: Is it legal? Is it fair? Is it right? Following FirstPrinciples is vital to our success as a business. We all need to follow its seven principles – our reputation depends on it. We do not allow retaliation against anyone who reports a concern in good faith regarding an actual or suspected breach of FirstPrinciples.

The Our Way model contains the behaviours identified by people across BMO as exemplary, desirable, and necessary to achieve our vision of being the bank that defines great customer experience.

Our Way

•	Works Collaboratively
•	Delivers Results
•	Makes Things Happen
•	Leads Us Higher

Applying Our Values and Our Way behaviours to how we work empowers us to meet the high ethical standards we have set for ourselves in FirstPrinciples.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Who has to follow FirstPrinciples?

We all do. FirstPrinciples applies to all directors and employees of Bank of Montreal and its direct and indirect subsidiaries anywhere in the world (“BMO”). This includes those hired on a permanent, full or part-time or contractual basis, including independent contractors (for example, consultants) and third-party agency employees such as temporary employment agency resources. New employees and directors get a copy of FirstPrinciples when they start working for us, and they sign that they have read, understood, have followed and will continue to follow it. All directors and employees sign this declaration each year.

We are all responsible for:

•	holding ourselves to the highest standard of integrity.
•	following both the letter and spirit of the law.
•	acting as guardians of BMO’s reputation by promptly raising concerns about possible breaches of the Code.
•	protecting the information entrusted to us.
•	never using our position to promote personal interests over those of BMO.
•	never participating in personal activities that harm BMO’s reputation.
•	managing our business responsibly.

We expect our suppliers and service providers to maintain the same high standards of business conduct. To support this, we give them our Supplier Code of Conduct.

When you’re not sure, read FirstPrinciples and ask for advice

We have a culture that upholds the highest ethical standards. So, it is essential to read and understand FirstPrinciples, as well as the Corporate Policies, Corporate Standards, Operating Procedures, and subsidiary policies that interpret and apply the Code. Together, they help us do our jobs effectively, fairly, and ethically.

If you are unsure about a legal, ethical, or reputational situation, consult your manager or any of the people or departments listed in FirstPrinciples Contacts and Useful Links on the Ethics Office website.

Our Corporate Policies, Corporate Standards, Operating Procedures, subsidiary policies, and other codes or guidance documents must be consistent with FirstPrinciples. If there is any inconsistency, FirstPrinciples takes precedence.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Key Roles and Responsibilities

Managers help ensure that employees respect the principles of the Code. They:

•	make sure employees know and understand FirstPrinciples, other policies, and relevant laws.
•	promote awareness and understanding of Our Values and Our Way.
•	lead by example.
•	maintain an environment where everyone feels comfortable to ask questions, raise concerns, and report issues.
•	support and protect employees who, in good faith, report potential violations of the Code.
•	promptly escalate reports of misconduct.
•	follow up to ensure problems are responded to and resolved.

The CEO sets an appropriate tone that supports integrity, ethics and consistent application of the Code.

The Chief Ethics Officer builds awareness of the strategic value of ethical business conduct and recommends ways to maintain BMO’s high standards of business and ethical conduct.

Not following FirstPrinciples can have serious consequences

Conduct inconsistent with FirstPrinciples is very serious. If we don’t follow FirstPrinciples, our reputation could be damaged and we could face regulatory sanction. Both could cause us to lose business.

If we violate FirstPrinciples, we will be disciplined. Discipline can range from counselling to suspending or ending our employment with BMO, It may also mean our pay is reduced and previously received pay may have to be repaid.

BMO may sue anyone who harms BMO by not following FirstPrinciples, and may contact outside authorities if laws are broken. Similar consequences may result from failing to cooperate with an investigation related to FirstPrinciples or from retaliating against someone who reports an ethical concern.

We must report actual and suspected breaches of FirstPrinciples

Directors must report actual and suspected breaches of FirstPrinciples to the Chairman of the Board. Employees must report actual and suspected breaches of FirstPrinciples to management or the department responsible for the matter (for example, Anti-Corruption Office, Compliance, Investigative & Security Services, Employee Relations, or the Privacy Office) ), or BMO’s Ombudsman. Principle 3 in this document and the Ethics Office website detail how to report concerns.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Management and the departments responsible for assessing and investigating breaches of FirstPrinciples escalate significant breaches to the responsible executive, as well as the Chief Ethics Officer / Ethics Office. The Ethics Office, Anti-Corruption Office, Compliance, Investigative & Security Services, Employee Relations, or the Privacy Office can give guidance about whether a breach is significant.

Retaliation is not tolerated

It’s essential to have a work environment where people can voice their concerns, and we must feel comfortable reporting possible violations of FirstPrinciples.

We do not allow retaliation against anyone who reports concerns in good faith, nor against anyone who participates in a review, investigation, or proceeding. An act of retaliation is a violation of FirstPrinciples and the law.

If you have concerns or are unsure about the legal, ethical or reputational implications of a situation, consult your manager or any of the people or departments listed in FirstPrinciples Contacts and Useful Links on the Ethics Office website.

Waivers to FirstPrinciples are rare

We consider waivers to FirstPrinciples rarely and only in exceptional circumstances. Only the Audit and Conduct Review Committee of BMO’s Board of Directors can grant a waiver of the Code, and to date, no exceptions have been granted. We will disclose waivers to regulatory authorities as required.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Principle 1  –  Maintain our personal integrity

Be honest and fair in all our decisions and actions.

1.	Follow the highest ethical standards to earn and keep the trust and respect of our colleagues and our stakeholders – including customers, suppliers, shareholders, and the public.

2.	Keep workplace relationships professional and free of discrimination and harassment.

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Discrimination includes all forms of making a distinction in favour or against a person based on race, colour, religion, national or ethnic origin, age, sex, gender identity or expression, sexual orientation, marital status, military or veteran status, physical or mental disability, other legally protected status, or a pardoned criminal offence.

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Harassment includes bullying and offensive or inappropriate language, as well as unwelcome, intimidating or humiliating behaviour  –  intentional or otherwise  –  that could reasonably be interpreted as demeaning others and undermining a safe, comfortable, and productive workplace.

3.	Never retaliate against any of our employees for raising ethical concerns.

4.	Avoid personal behaviour that harms your reputation and BMO’s, including:

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Alcohol and substance abuse that impairs your ability to do your job or calls our ethical standards into question. Alcohol is prohibited on BMO premises  –  except at sanctioned and supervised BMO events. If you drink at these events, do so responsibly.

•	Gambling that interferes with your ability to do your job.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Principle 2  –  Follow both the letter and spirit of the law

Always follow both the letter and spirit of the law.

With customers

•	Base decisions on a thorough knowledge of our customers, products, and services.
•	Ensure our actions serve our customers well.
•	Deal only with customers who meet our ethical standards.
•	Communicate with customers, employees, and others in their chosen official language. Try to communicate in the language the customer prefers.

Government and legal requirements

•	Comply with government, legal and regulatory requirements and industry standards everywhere BMO operates.
•	Meet all our contractual and legal obligations.
•	Do not engage in fraud and misappropriation – including embezzlement, kiting, float creation, or other improper use of funds, property, or other assets. Do not help others do these things.

BMO policies

•	Understand and comply with BMO policies.

Anti-corruption and anti-bribery

•	Do not accept or offer bribes, payoffs, or kickbacks, and do not engage in other corrupt practices.
•	Prevent these activities and report others who engage in them.
•	Do not give or receive gifts from government officials. Be careful about making payments to an election campaign, or making political or charitable contributions on behalf of the Bank.

Anti-money laundering and anti-terrorist financing

•	Comply with laws on anti- money laundering, anti-terrorist financing and sanctions measures.
•	Do not deal with people who try to use our services or products illegally or unethically.
•	Verify the identity of our customers.
•	Report suspicious activities to BMO management

Personal trading in Securities

•	Do not engage in trading activities – personal or professional – that abuse or undermine the integrity of the markets.
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Do not use inside information yourself or share it with other people. Do not trade securities (including BMO securities) based on material, non-public information  –  information that could have a significant effect on the market value of a security if everyone knew it. These actions violate the law and FirstPrinciples.

•	Do not spread rumours to manipulate a security price or engage in market timing of mutual funds.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Marketplace competition

•	Follow laws about marketplace competition, including marketing and advertising.
•	Do not use confidential information improperly.
•	Do not arrange with others to lessen competition.
•	Do not use tied-selling practices, deceptive telemarketing, or other improper marketing practices.

Investigations, audits, and examinations

•	Cooperate fully with investigations, audits, examinations, and reviews by BMO’s internal corporate support groups or by government, regulatory, or law enforcement agencies.
•	Do not frustrate or circumvent inquiries or make false or misleading statements.
•	Refer information requests by external investigators, regulators, and auditors to the right people – use the directory on the Ethics Office website if the request doesn’t identify a specific person.
•	Do not retaliate (or threaten to retaliate) against anyone for cooperating with, or giving information to, investigations, audits, examinations, or reviews.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Principle 3 – Report concerns promptly

Be alert to possible violations of laws, regulations, or FirstPrinciples. Immediately report concerns to the right people or department.

1.	Maintain our high ethical standards. If you learn of anything that may conflict with FirstPrinciples or any laws, rules, regulations, or BMO policy, speak up. You do not have to be 100% certain of a conflict before speaking up. If you are a manager, take concerns you receive seriously. Never make anyone feel they were wrong to raise a concern.

2.	To raise a concern, consult with your manager, compliance department, or the appropriate person on the Ethics Office website. Report concerns about accounting, internal control over financial reporting, or auditing matters to management in the appropriate Finance Department or BMO’s Ombudsman.

3.	If you are not satisfied after raising a FirstPrinciples-related concern or wish to remain anonymous, contact BMO’s Ombudsman – an impartial official who resolves concerns fairly and promptly.

4.	The Chief Executive Officer, Chief Financial Officer, General Counsel and other similar functions report concerns to the Chair of the Audit and Conduct Review Committee.

5.	We do not allow retaliation against anyone who in good faith raises a concern related to FirstPrinciples.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Principle 4 – Protect information, systems, and other assets

Keep non-public information confidential – including non-public information about BMO’s customers, suppliers, and employees. Protect BMO’s systems and other assets from improper use.

Protecting information

1.	Protect the confidential information of BMO’s customers, suppliers, and fellow employees (past, present, and prospective). Confidential information means all information that isn’t public. Comply with laws that restrict using, disclosing, keeping, and allowing access to confidential information.

2.	Meet these specific requirements:

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Protecting personal information – obey privacy laws and BMO policies on customer and employee personal information. If in doubt, get advice from a manager or the Privacy Office before sharing personal information.

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Using and disclosing customer and employee information – use and disclose this information only for the specific purpose for which it was given or collected. Always obtain consent before disclosing an individual’s information unless disclosure is required by law. Follow BMO policy on using or disclosing customer or employee personal information. If in doubt, get advice from a manager or the Privacy Office before disclosing information.

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Accessing customer and employee information – access customer and employee information in BMO systems or other media only for legitimate business purposes. Keep customer and employee information strictly confidential and use or disclose it only under the terms of BMO’s policies and procedures.

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Disclosing BMO Information – do not disclose non-public information to anyone except under the terms of BMO’s Disclosure Corporate Policy. Only certain spokespeople are authorized to disclose material information about BMO. Ask the authorized spokespeople to respond to inquiries you receive, including those from the investment community or media. Authorized spokespeople must ensure that public disclosure of BMO information is full, fair, timely, factual, accurate, understandable, objective, relevant, broadly disseminated, and consistent with legal requirements and BMO’s Disclosure Policy. Communicate all developments, facts, or changes that could reasonably be material to BMO through the escalation processes in the Disclosure Corporate Policy.

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Ensuring information security – be alert to external security threats to BMO information and information entrusted to us. Don’t put such information at risk. Follow BMO policy on safeguarding information when dealing with media, including social networking sites.

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FirstPrinciples: Our Code of Business Conduct and Ethics

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Managing information – comply with our policies to ensure the accuracy, completeness, and proper maintenance of records, data, and information BMO owns, creates, collects, uses, and manages, in all types of media. This includes:

•	Knowing how long to keep records, especially those for any pending, threatened, or foreseeable investigation, audit, regulatory examination, or legal proceeding.

•	Remembering that others may review any record you create, including email.

We may monitor systems and applications that store and transmit information (servers, networks, email, etc.), as well as personal mobile devices approved for business to ensure that confidential information is protected and handled in compliance with legal requirements and FirstPrinciples.

Protecting systems and other assets

3.	Protect BMO systems and other assets and those of BMO’s suppliers from improper use.

4.	Use BMO property (such as telephones, voicemail, faxes, computer networks, email, instant and text messaging, and remote access capabilities) only for legitimate business purposes. Keep personal use of such property reasonable and consistent with BMO policy, including FirstPrinciples. Do not install unauthorized software or storage devices on company-owned computers and devices.

5.	Do not use BMO property to transmit, view, generate, print, retrieve, download, or store communications that are discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening, or harassing. Do not use or distribute material inappropriate for the business environment (examples are sexually-oriented literature and chain letters).

6.	Respect intellectual and other property rights. Do not duplicate copyrighted material without the written consent of the copyright holders. This includes software; printed, recorded, or broadcast materials; and digital media.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Principle 5 – Avoid conflicts of interest

Ensure personal and business affairs do not conflict – or appear to conflict – with BMO’s interests or the interests of BMO’s current or prospective customers and suppliers.

Do not let your personal interests impair – or even appear to impair – your judgment, loyalty, objectivity, or impartiality in dealing with BMO or with prospective or current customers or suppliers. Be alert to potential conflicts between BMO’s interests and those of our customers and suppliers, and use good judgment in these cases. If you learn of a potential or actual conflict of interest involving you, another employee, or BMO, promptly report it to management. The following examples show where some conflicts of interest may arise.

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Misuse of position – do not use your position or connection with BMO to benefit yourself or people you are connected to, such as family members, business associates, or colleagues. Do not use your position to harm our customers’ interests. Do not use access to BMO information or other assets to benefit yourself personally.

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Gifts, business entertainment, other benefits, and payments – do not offer, give, or receive gifts, business entertainment, or similar types of benefits that compromise – or appear to compromise – the recipient’s or donor’s judgment or honest performance of their duties. Follow BMO policy on offering, giving, or receiving gifts, business entertainment, or similar types of benefits. If you have a question or a concern, get advice from a manager or the Anti-Corruption Office.

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Employee outside activities – Before engaging in an activity outside of BMO, such as volunteer activities, a second job, a personal business, or a directorship, ensure it does not harm BMO’s interests, reputation, or customers; for example, the activity does not compete with BMO. Management must review and approve all activities. Follow any regulations that may restrict or prohibit your outside activity.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Principle 6 – Ensure personal activities do not harm BMO

Ensure personal pursuits, involvement in the community, and political activities do not harm BMO’s interests or reputation.

Personal integrity (Principle 1) applies to both our personal and work lives. Avoid personal interests and activities that could conflict with BMO’s interests or harm BMO’s reputation. Make it clear that BMO is not associated with your personal activities. Some examples include:

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Community service – BMO and its employees enjoy a long, honourable, and very active tradition of community service. In some cases, BMO can support your involvement in these activities. If you take on roles in religious, educational, cultural, social, and charitable or other non-profit entities, promptly identify and manage actual or potential conflicts with BMO’s interests that these roles may create (for example, if you are a director of a charity that banks with BMO).

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Political participation – if you run for public office, support others running for office, or back a cause, make it clear that the activity is personal and that BMO is not associated with your political views or allegiances. Follow laws and restrictions on corporate and individual contributions to political parties, public officials, candidates, or causes.

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Public expression of personal views – if you express personal views, make it clear that you are not speaking for BMO. Before publicly expressing views on matters that could affect BMO, consult management and, in some cases, Media and Public Relations or Corporate Communications. This is especially important for branch or community banking managers who have a public image as a spokesperson. When offering personal opinions in a public forum, use common sense – don’t make statements that might discredit BMO or our competitors.

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Written, published material and social media – if you write books, articles, or letters, run a personal website or blog, or share personal information on a social media website, do not harm BMO’s interests or reputation. Follow BMO’s policy on social media and laws that may apply before posting entries on blogs, wikis, internet forums, or social networks. At a minimum, make it clear that BMO is not associated with your activity. Do not use or refer to customer information, BMO proprietary information, or BMO brand assets such as BMO’s name, logo, and other trademarked and copyrighted material in any form, unless you have documented permission from management.

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FirstPrinciples: Our Code of Business Conduct and Ethics

Principle 7 – Manage our business responsibly

Ensure that the decisions we make for our business include a consideration for environmental, social & governance (ESG) factors. Doing so will contribute to the long term success and sustainability of our business.

To create value, we must manage the environmental, social, and governance (ESG) factors of our business.

This includes:

•	Adopting high corporate governance standards that reflect best practices.
•	Providing access to financial services to our customers in a way that meets our customers’ needs.
•	Welcoming and supporting individuals from diverse backgrounds, perspectives, and communities and offering opportunities for all employees to grow and follow their own career path.
•	Balancing our shareholders’ interests with the needs of our business while executing on our strategic priorities to deliver sustainable revenue growth.
•	Helping improve quality of life for people in the communities where we live and work.
•	Minimizing the impact of our operations on the environment. We consider environmental best practices in the products, and services we offer, and in how we manage our operations and buildings.
•	Buying products and services from socially and environmentally responsible suppliers.
•	Ensuring discipline around risk.

Effective August 26, 2014

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